EXHIBIT 99.39

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Reports Third Quarter 2012 Results

Outstanding quarterly cash flow of $38.2 million

Gold sales of 43,255 ounces for revenues of $71.3 million

Toronto, Ontario (October 25, 2012) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) today reported its operating and financial results for the quarter ended September 30, 2012 and reviewed its operating, exploration and development activities for the period. All amounts are expressed in United States dollars unless otherwise specified.

“In 2012, Alamos will achieve the highest annual production in its history. We anticipate producing at least 200,000 ounces of gold, while continuing to be among the lowest cost producers in our industry. We expect record results in our fourth quarter, from both an operational and a financial perspective. Gold production for October is on track to exceed 24,000 ounces, and crusher throughput is averaging 19,000 tonnes per day,” said John A. McCluskey, President and Chief Executive Officer.

“We are financially strong, generating cash from operating activities of more than $35 million every quarter this year, and the Company remains debt-free,” Mr. McCluskey added. “In terms of our growth plans, we are advancing on schedule toward filing for Environmental Impact Assessment approvals of our late-stage development projects in Turkey.”

Third Quarter 2012 Highlights

Financial Performance

•	Sold 43,255 ounces of gold for quarterly revenues of $71.3 million

•	Realized quarterly earnings of $25.9 million ($0.22 per basic share)

•	Generated strong cash from operating activities before changes in non-cash working capital of $38.2 million ($0.32 per basic share)

•	After changes in non-cash working capital, generated quarterly cash from operating activities of $35.3 million ($0.29 per basic share)

•	Increased cash and cash equivalents and short-term investments to $316.9 million at September 30, 2012

•	Announced semi-annual dividend of $0.10 per share, payable on October 31, 2012 to shareholders of record on October 15, 2012

Operational Performance

•	Produced 43,500 ounces of gold at a cash operating cost of $359 per ounce of gold sold (total cash costs including royalties were $440 per ounce of gold sold)

•	Achieved record third quarter average crusher throughput of 15,200 tonnes per day (“tpd”) during the rainy season

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Continued to improve production from the Escondida high grade zone through higher grades milled and improved recoveries from the gravity mill. The average grade milled for the quarter was 13.2 grams per tonne of gold (“g/t Au”), including over 20 g/t Au in the month of September

•	Reported a net positive ounce reconciliation of 20% comparing mined blocks from the Global Mulatos Pit to the block model

Subsequent to Quarter-end

•	Operational results continued to improve with crusher throughput averaging over 19,000 tpd and monthly gold production on track to exceed 24,000 ounces for October

•	The Company extended its key operating licenses for the Ağı Dağı and Kirazlı projects in Turkey to 2014 and 2019 respectively

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Successful public participation meetings were conducted as part of the environmental impact assessment report (“EIA”) process for the Ağı Dağı and Kirazlı projects and the Company remains on track to submit its final EIAs over the next several months, with approvals expected in the first and second quarters of 2013

Third Quarter 2012 Financial Results

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating strong cash provided by operating activities and earnings in the third quarter of 2012. Cash from operating activities before changes in non-cash working capital in the third quarter of 2012 of $38.2 million ($0.32 per basic share) increased 85% relative to the same period of 2011.

Earnings before income taxes in the third quarter of 2012 were $36.8 million or $0.31 per basic share, compared to $15.3 million or $0.13 per basic share in the third quarter of 2011. On an after-tax basis, earnings in the third quarter of 2012 of $25.9 million or $0.22 per basic share increased 376% over the comparable period of 2011 as the prior period earnings were adversely affected by lower gold production, a significant foreign exchange loss and a high effective tax rate.

Capital expenditures in the third quarter of 2012 totalled $14.1 million. Investments in sustaining capital and development activities for the Company’s Mexican operations were $4.1 million and $3.7 million, respectively. Sustaining capital expenditures included $1.0 million for construction primarily related to achieving cyanide code certification, $0.8 million related to the gravity mill and crushing circuit, $0.8 million for component changes and $1.5 million of other sustaining capital. In addition, the Company capitalized $6.2 million in exploration and development activities for its Turkish projects.

With the completion of major capital projects in the first quarter of 2012, forecasted operating capital spending for the remainder of 2012 is approximately $2.0-$3.0 million of sustaining capital and construction capital. There are no additional major capital expansion projects currently budgeted in Mexico for the rest of this year.

Key financial highlights for the third quarter and first nine months of 2012 compared to the third quarter and first nine months of 2011 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows as at and for the three and nine month periods ended September 30, 2012 and 2011 are presented in Table 2.

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Third Quarter 2012 Operating Results

Gold Production

Gold production of 43,500 ounces in the third quarter of 2012 increased 32% compared to 33,000 ounces in the same period of 2011. Higher gold production in the third quarter of 2012 relative to the third quarter of 2011 was primarily attributable to production from the gravity mill, which started operation in early 2012. The 7% increase in crushed ore stacked in the third quarter of 2012 relative to the same period of 2011 was offset by a 7% decrease in the grade stacked on the leach pad.

Operating Costs

Cash operating costs of $359 per ounce of gold sold in the third quarter of 2012 were below the low end of the Company’s full year guidance range of $365 to $390 per ounce, and 6% lower than $382 per ounce reported in the third quarter of 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the Escondida high-grade zone in the third quarter of 2012, as well as the weakening Mexican peso, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were offset by higher input costs, including labour, cyanide and diesel. Including the 5% royalty, total cash costs were $440 per ounce of gold sold in the quarter.

Escondida High-Grade Zone

In the third quarter of 2012, mill production from the Escondida high grade zone continued to improve from start-up earlier in the year. Mill throughput exceeded budgeted levels at 530 tonnes per day. The recovery from the gravity portion of the mill improved to more than 75% (ultimate recoveries remain in the 90% range as mill tails are stacked on the leach pad for further gold recovery). In addition, the grade of the Escondida high-grade zone mined and milled rose to 13.25 g/t Au for the quarter. This represents a substantial increase from the grade milled in the second quarter of 2012 of 10.78 g/t Au and is consistent with the Company’s budgeted annual average mill grade.

The reconciliation of mined blocks to the Escondida high-grade zone block model for the quarter ended September 30, 2012 was +23%, -25% and -8% for tonnes, grade and ounces respectively. Throughout the quarter, mining activities transitioned from the periphery of the Escondida high-grade zone into the main part of the deposit where higher grades were encountered during exploration drilling. The greater than projected tonnage and lower grade largely reflects the milling of mineralized material at the deposit margins that is lower grade than the average reserve grade, but too high grade to justify leach pad recoveries. With mining now focused on the higher grade portions of the deposit, ore control practices have been optimized in order to address the complexity of the geology within the zone as well as challenges arising from the coarse gold nature of the deposit. Selective mining based on visual characteristics is being applied to improve ore control. In addition, a 150-hole RC drilling program consisting of short holes on a 10 m grid is also in progress to better define high grade limits and improve geologic input to blasting and ore control.

Improvements in ore control practices throughout the third quarter have been reflected in the grade mined and milled as well as the block model reconciliation results. The grade mined and milled in September exceeded 20 g/t Au and the negative reconciliation with respect to ounces was reduced to -2%. To date, the Company has mined and milled a total of 119,000 tonnes from the Escondida high- grade zone, representing approximately 28% of the pit-contained high grade mineral reserve tonnes, as illustrated in Figure 1.

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Grade – Global Mulatos Pit

The grade of the crushed ore stacked on the leach pad in the third quarter of 2012 of 1.25 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, and below the grade in the third quarter of 2011 of 1.35 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined.

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended September 30, 2012 was +23%, -3% and +20% for tonnes, grade and ounces respectively. During the third quarter, mining was conducted between the Mina Vieja (see Figure 2) and El Salto portions of the Global Mulatos Pit. Due to the challenging location and topography of this area, it had not been well drill-defined in the Company’s reserves. As a result, tonnes that had been modeled as waste were found to be ore-grade, resulting in the positive net ounce reconciliation of 20%. Since the start of mining activities in 2005, the project-to-date reconciliation is +2%, +7% and +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Crusher Throughput

Crusher throughput in the third quarter of 2012 averaged 15,200 tpd, 13% higher than 13,500 tpd in the same period of last year but below the annual average budgeted rate of 17,500 tpd. The Company anticipates lower average crusher throughput in the third quarter of each year due to heavy rains in July and August, considered the rainy season in northern Mexico. In addition to rainfall, premature crusher liner wear caused unscheduled downtime in July and August. These issues have been largely resolved, with crusher throughput averaging 16,500 tpd in September and over 19,000 tpd to date in October.

In 2012, higher crusher throughput has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was consistent with budgeted levels, with over 90% passing 3/8th of an inch in the third quarter of 2012.

Commissioning of the gravity mill to process ore from the Escondida high-grade zone was completed in the first quarter of 2012. During the third quarter, the mill exceeded budgeted throughput of 500 tpd; a total of 49,100 tonnes of high-grade ore was processed. Mill throughput continues to exceed 500 tpd in October.

Recovery Ratio

The recovery ratio1 in the third quarter of 2012 was 58%, below the Company’s budgeted average recovery ratio for the year of 77%. This lower recovery ratio was the result of the deferral of gold production from the third quarter to following quarters resulting from dilution on the heap leach pad due to the rainy season, as well as lower than budgeted mill recoveries.

Recoveries from the heap leach pad were below budget in the quarter, as the third quarter rainy season caused dilution of gold-bearing solution, resulting in the deferral of production and an increase in the number of ounces in in-process inventory. This deferral of gold production combined with increased crusher throughput have resulted in October 2012 gold production being on track to establish a new monthly record of approximately 24,000 ounces.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a

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Recoveries from the gravity mill have been continuously improving since mill start-up in the first quarter of 2012; however, they remain below budgeted levels of 90%. While the lower mill recoveries slow the gold recovery process, they do not affect ultimate recoveries of the Escondida high grade ore, as tailings from the milling process are stacked on the leach pad, where bottle roll testing indicates that over 90% of this gold is recovered. In the third quarter, the gravity portion of the mill recovery was approximately 75%. The Company began operating a Falcon concentrator inline with the Knelson concentrator in the third quarter, and this improved gravity mill recoveries from approximately 65% in the second quarter to approximately 75% in the third quarter.

Key operational metrics and production statistics for the third quarter of 2012 compared to the same period of 2011 are presented in Table 3 at the end of this press release.

Turkey Developments

Early in the fourth quarter, the Company extended its key operating licenses at Ağı Dağı and Kirazlı to 2014 and 2019 respectively. In addition, the Company recently completed successful public participation meetings as part of its EIA process. The Company intends to submit the final EIAs in the next several months and expects responses from the government in the first and second quarters of 2013 for Kirazlı and Ağı Dağı, respectively. The Company is also committed to aggressively drilling the Çamyurt project to bring the inferred mineral resource ounces into the measured and indicated categories, which is the next step in fast-tracking the project toward production.

Third Quarter 2012 Exploration Update

Total exploration expenditures in the third quarter of 2012 were $4.7 million. In Mexico, total exploration spending was $2.3 million. This included $2.2 million of drilling costs at East Estrella, San Carlos and El Victor, which were capitalized and $0.1 million of administration costs, which were expensed. Total exploration spending in Turkey was $2.4 million, of which $0.6 million related to drilling at Firetower and Rock Pile was expensed, while $1.8 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized.

Mexico

The Company has completed 39,500 metres (“m”) of reverse circulation (“RC”) drilling in 315 holes and 6,400 m of core drilling in 38 holes to date in 2012. Exploration activities in the third quarter were primarily focused on completing the infill and step-out drilling programs at El Victor and East Estrella to upgrade mineral resources to the measured and indicated categories.

El Victor North

The El Victor North area contains gold-bearing silica and advanced argillic alteration identical to the El Victor deposit and is a northwestern extension of the El Victor mineral reserve. El Victor North has the potential to expand mineral resources and reserves along the northern boundary of the Gap to El Victor trend. All holes drilled to date have encountered significant intervals of favourable silicic or advanced argillic alteration, and are expected to extend the El Victor pit north and west of the current pit design outline.

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Total exploration spending at El Victor North in the third quarter was $0.8 million, with a total of 17,300 m in 116 RC holes and 2,300 m in 13 core holes drilled to date in 2012. Ore-grade mineralization has been extended up to 300 m to the north over a strike length of 550 m directly adjacent to the El Victor mineral reserve. Wide intervals of low-grade mineralization with local high-grade intercepts have been encountered. The majority of thick low-grade intercepts are hosted by advanced argillic alteration, with high grade in vuggy silica zones. The Company completed the infill and step-out drilling program to upgrade the mineral resource to the measured and indicated category. New drill holes at the extreme north edge of the deposit extend it an additional 80 m north of previous intercepts to a distance 420 m north of the main El Victor deposit axis.

Recent highlighted intercepts from drilling include:

1.502 g/t Au over 74.50 m (12EV245)
2.659 g/t Au over 30.49 m (12EV240)
1.514 g/t Au over 45.25 m (12EV236)
1.569 g/t Au over 73.95 m (12EV235)
1.556 g/t Au over 48.60 m (12EV231)

Drilling is largely complete, with results to be included in the 2012 mineral reserve and resource update. Relevant assay results from the recent drilling at El Victor North are presented in Table 4 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at El Victor North are presented in Figure 3.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall began in late March after a detailed evaluation of previous drill hole data indicated the potential to expand on open drill intercepts. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by previous operators in 1996 encountered a number of near-surface gold intercepts, along with some higher-grade silver mineralization. Drill hole results from 67 RC holes (9,779 m) and seven core holes (920 m) confirm widespread gold-silver-copper mineralization in the area.

Recent highlighted intercepts from drilling conducted to date include:

4.660 g/t Au over 21.34 m and 9.186 g/t Au over 7.63 m (12SX079)
3.406 g/t Au over 41.16 m and 8.058 g/t Au over 6.09 m (12SX062)

Highlighted silver intercepts from recent drilling include:

435.8 g/t Ag over 10.67 m (12SX030)
751.0 g/t Ag over 3.05 m (12SX027)
497.1 g/t Ag over 7.63 m (12SX025)
156.2 g/t Ag over 13.72m (12SX023)

Drill hole logging is in progress and a geologic model for mineral resource estimation is planned for the fourth quarter. Relevant assay results from the recent drilling at East Estrella are presented in tables 5 and 6 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at East Estrella are presented in Figure 4.

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San Carlos

During the third quarter of 2012, heavy rainfall and high river levels prevented drill rig access to the San Carlos area located across the Mulatos River. An extensive directional drilling program is planned to delineate reserves in the area of deep high-grade intercepts east of the current reserve. River levels have dropped and the San Carlos directional drilling program is in progress.

In 2011, the Company obtained positive results from metallurgical testing conducted on high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity separation and capable of providing an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au for approximately 160,000 contained ounces. The Company continues to evaluate the potential to mine a portion of the San Carlos deposit through underground mining methods.

Turkey

Exploration expenditures in Turkey in the third quarter of 2012 totalled $2.4 million. Up to nine drill rigs were active throughout the third quarter, drilling a total of 107 holes (20,700 m).

Çamyurt

The Company published an initial pit-constrained inferred mineral resource estimate of 24.6 million tonnes grading 0.81 g/t Au and 4.7 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three kilometres southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth. Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to continue expanding mineral resources at Çamyurt in 2012.

Recent highlighted intercept from drilling conducted to date include:

2.213 g/t Au over 49.70 m (12CYD63)
1.124 g/t Au over 65.10 m (12CYD57)
0.747 g/t Au over 131.00 m and 1.048 g/t Au over 67.70 m (12CYD56)

Relevant assay results from the recent drilling at Çamyurt are presented in Table 7 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at Çamyurt are presented in Figure 5.

Firetower

The Ağı Dağı project is composed of two planned pits, Baba and Deli. The Firetower project is contiguous with the Baba deposit. Gold mineralization extends more than 880 m to the northeast, towards the Deli deposit, and is part of the Ağı Dağı resource area. Two drill rigs have operated on

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the project in 2012, drilling 6,300 m in 17 holes. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these mineral resources to measured and indicated is expected to improve the economics of the Ağı Dağı project.

Rock Pile

Rock Pile is an exploration target located immediately west of the planned Kirazlı pit. The sampling area is 400 m long by 100 m wide and an inverse polarization (“IP”) survey identified probable zones of silicification that correspond to the sample area. Drilling is testing a portion of the Rock Pile target, and 2,800 m of drilling has been completed to date.

The work completed to date in 2012 has intersected oxide gold mineralization at surface over moderate widths, but has not yet been successful in identifying the gold grades shown in the previous operator’s rock chip sampling.

Recent highlighted intercepts from drilling conducted to date include:

1.819 g/t Au over 13.9 m (12KD199)
1.970 g/t Au over 9.6m (12KD189)
1.840 g/t Au over 14.6 m (12KD187)
1.190 g/t Au over 16.0 m (12KD183)

Relevant assay results from the recent drilling at Rock Pile are presented in Table 8 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at Rock Pile are presented in Figure 6.

Outlook

The Company expects to achieve the low end of its production guidance range of 200,000 to 220,000 ounces of gold in 2012 at a cash operating cost, exclusive of the 5% royalty, at or below $360 per ounce, lower than initial operating cost guidance of $365 to $390 per ounce. Subsequent to the end of the third quarter, crusher throughput, mill feed grades and daily gold production have all increased significantly and the Company is expecting gold production in October to represent a new monthly record.

The Mulatos Mine is on track to produce its one millionth ounce of gold and generate its one billionth dollar of revenue this month. The Company’s mineral reserve and resource update released in the first quarter of 2012 confirmed that the life of the Mulatos Mine remains unchanged at nine years. Despite mining one million ounces to date, exploration success at Mulatos has resulted in replacing mined mineral reserves each year since the start of production in 2005. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

In Turkey, the Company published an NI 43-101 compliant preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects in June 2012, which demonstrated robust economics and supported the Company’s decision to proceed with permitting and development activities.

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The Company has further enhanced its financial position with continuing strong cash flows from operations and is debt-free with over $316.9 million in cash and short-term investments. This will enable the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for organic growth or acquisitions.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended September 30, 2012 and September 30, 2011 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Reminder of Third Quarter 2012 Results Conference Call

The Company’s senior management will host a conference call on Thursday, October 25, 2012 at 12:00 pm ET to discuss third quarter 2012 results and update operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (866) 226-1793 or 1 (416) 340-2218 for calls outside Canada and the United States, or via webcast on the Company’s website at www.alamosgold.com.

A playback of the conference call can be accessed after the event until November 8, 2012 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 1104480. The audio webcast will also be available on the Company’s website at www.alamosgold.com.

QA/QC Programs

Ağı Dağı, Kirazlı and Çamyurt exploration programs were conducted under the supervision of Charles Tarnocai, PhD in Geology, Alamos’ Vice President of Exploration and Corporate Development, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı, Kirazlı and Çamyurt samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au.

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au.

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The Sampling and QA/QC work was reviewed by Gary N. Lustig, MSc. Geology, P.Geo, Registered Professional Geoscientist, Principal of G.N. Lustig Consulting Ltd. Mr. Lustig is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared or supervised the mineral resource estimation for the Mulatos Mine, the Ağı Dağı and Kirazlı projects. Mr. Jutras is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $316 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of October 23, 2012, Alamos had 120,736,306 common shares outstanding (125,551,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Allan Candelario

Investor Relations	Investor Relations

(416) 368-9932 x 401	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

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Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 1: Financial Highlights

	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Cash provided by operating activities before changes in non-cash working capital (000)(1)(2)	$38,222	$20,672	$125,011	$75,425
Changes in non-cash working capital	($2,937)	$(8,546)	($9,586)	$(6,166)
Cash provided by operating activities (000)	$35,285	$12,126	$115,425	$69,259

Earnings before income taxes (000)	$36,815	$15,336	$114,982	$65,652
Earnings (000)	$25,895	$5,436	$80,050	$38,787
Earnings per share
- basic	$0.22	$0.05	$0.67	$0.33
- diluted	$0.21	$0.05	$0.66	$0.33

Comprehensive income (000)	$25,585	$8,249	$79,160	$38,630
Weighted average number of common
shares outstanding
- basic	120,062,000	117,792,000	119,548,000	117,060,000
- diluted	120,915,000	119,344,000	120,627,000	118,437,000

Assets (000) (2)			$706,736	$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure in this press release for a description and calculation of this measure.
(3)	Assets are shown as at September 30, 2012 and December 31, 2011.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	September 30, 2012	December 31, 2011

A S S E T S
Current Assets
Cash and cash equivalents	$ 287,042	$ 169,471
Short-term investments	29,869	53,088
Amounts receivable	7,697	6,147
Advances and prepaid expenses	2,533	2,117
Available-for-sale securities	4,346	10,355
Other financial assets	627	244
Inventory	46,343	33,220

Total Current Assets	378,457	274,642

Non-Current Assets
Exploration and evaluation assets	119,708	108,454
Mineral property, plant and equipment	208,571	216,128

Total Assets	$ 706,736	$ 599,224

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 21,267	$ 17,024
Dividends payable	12,062	-
Income taxes payable	6,371	6,125
Current portion of other liabilities	197	363

Total Current Liabilities	39,897	23,512

Non-Current Liabilities
Deferred income taxes	43,593	35,008
Decommissioning liability	5,906	6,680
Other liabilities	465	474

Total Liabilities	89,861	65,674

E Q U I T Y
Share capital	$ 388,606	$ 355,524
Contributed surplus	22,956	27,861
Accumulated other comprehensive loss	(1,970)	(1,080)
Retained earnings	207,283	151,245

Total Equity	616,875	533,550

Total Liabilities and Equity	$ 706,736	$ 599,224

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2012	2011	2012	2011

OPERATING REVENUES	$ 71,281	$ 44,991	$ 222,426	$156,231

MINE OPERATING COSTS
Mining and processing	15,519	10,474	46,688	37,549
Royalties	3,495	2,098	11,156	7,584
Amortization	12,106	4,840	32,563	16,543

	31,120	17,412	90,407	61,676

EARNINGS FROM MINE OPERATIONS EXPENSES	40,161	27,579	132,019	94,555
Exploration	729	2,131	5,040	6,304
Corporate and administrative	3,296	2,370	9,419	7,471
Share-based compensation	2,830	3,040	6,758	10,265

	6,855	7,541	21,217	24,040

EARNINGS FROM OPERATIONS	33,306	20,038	110,802	70,515

OTHER INCOME (EXPENSES)
Finance income	731	430	2,444	1,228
Financing expense	(121)	(150)	(388)	(447)
Foreign exchange gain (loss)	2,263	(5,642)	847	(4,868)
Other income (loss)	636	660	1,277	(776)

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	36,815	15,336	114,982	65,652

INCOME TAXES
Current tax expense	(11,035)	(6,760)	(26,347)	(21,960)
Deferred tax recovery (expense)	115	(3,140)	(8,585)	(4,905)

	$ 25,895	$ 5,436	$ 80,050	$ 38,787

EARNINGS FOR THE PERIOD
Other comprehensive (loss)
- Unrealized (loss) gain on securities	(798)	928	(1,285)	(2,042)
- Reclassification of realized losses on available-for-sale securities included in earnings	488	1,885	395	1,885

COMPREHENSIVE INCOME FOR THE PERIOD	$ 25,585	$ 8,249	$ 79,160	$ 38,630

EARNINGS PER SHARE
– basic	$ 0.22	$ 0.05	$ 0.67	$ 0.33
– diluted	$ 0.21	$ 0.05	$ 0.66	$ 0.33

Weighted average number of common shares outstanding
- basic	120,062,000	117,792,000	119,548,000	117,060,000
- diluted	120,915,000	119,344,000	120,627,000	118,437,000

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States

dollars

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2012	2011	2012	2011

CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES
Earnings for the period	$ 25,895	$ 5,436	$ 80,050	$ 38,787
Adjustments for items not involving cash:
Amortization	12,106	4,840	32,563	16,543
Financing expense	121	150	388	447
Unrealized foreign exchange (gain) loss	(1,878)	3,037	(2,074)	2,761
Deferred tax (recovery) expense	(115)	3,140	8,585	4,905
Share-based compensation	2,830	3,040	6,758	10,265
(Gain) loss on sale of securities	(426)	968	(930)	968
Other	(311)	61	(329)	749
Changes in non-cash working capital:
Fair value of forward contracts	150	(1,658)	150	(1,182)
Amounts receivable	(4,915)	(5,185)	(14,723)	(12,568)
Inventory	(5,492)	(5,567)	(9,020)	(5,415)
Advances and prepaid expenses	610	(882)	(417)	(374)
Accounts payable, taxes payable and accrued liabilities	6,710	4,746	14,424	13,373

	35,285	12,126	115,425	69,259

INVESTING ACTIVITIES
Sale (purchases) of securities	2,947	(1,626)	6,285	(6,460)
Contractor advances	-	(6,607)	-	(16,200)
Short-term investments (net)	15,436	4,432	23,219	(12,210)
Proceeds on sale of equipment	-	-	-	889
Decommissioning liability	(384)	-	(1,146)	(136)
Exploration and evaluation assets	(5,939)	(3,046)	(11,254)	(6,916)
Mineral property, plant and equipment	(8,156)	(12,156)	(29,304)	(34,626)

	3,904	(19,003)	(12,200)	(75,659)

FINANCING ACTIVITIES
Common shares issued	9,931	13,655	24,432	21,051
Dividends paid	-	-	(11,950)	(5,834)

	9,931	13,655	12,482	15,217

Effect of exchange rates on cash and cash equivalents	1,724	(2,435)	1,864	(1,600)

Net increase in cash and cash equivalents	50,844	4,343	117,571	7,217
Cash and cash equivalents - beginning of period	236,198	149,208	169,471	146,334

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 287,042	$ 153,551	$ 287,042	$ 153,551

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Ounces produced (1)	43,500	33,000	132,200	106,500

Crushed ore stacked on leach pad (tonnes) (2)	1,345,000	1,255,000	4,056,000	3,697,000
Grade (g/t Au)	1.25	1.35	1.19	1.29
Contained ounces stacked	54,000	54,500	155,200	153,300

Crushed ore milled (tonnes)	49,100	-	118,700	-
Grade (g/t Au)	13.25	-	11.67	-
Contained ounces milled	20,900	-	44,500	-

Ratio of total ounces produced to contained ounces stacked and milled	58%	61%	66%	70%

Total ore mined (tonnes)	1,399,000	1,360,000	4,167,000	3,853,000
Waste mined (tonnes)	750,000	1,385,000	2,538,000	2,875,000
Total mined (tonnes)	2,149,000	2,745,000	6,705,000	6,728,000

Waste-to-ore ratio	0.54	1.02	0.61	0.75

Ore crushed per day (tonnes) – combined	15,200	13,500	15,200	13,500

(1)

Reported gold production for Q3 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 4: El Victor North - Select Composite Intervals1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
			57.50	60.50	3.00	0.429
12EV230	Core	130.45	86.20	98.20	12.00	0.868
			100.35	130.45	30.10	1.251
			69.70	118.30	48.60	1.556
12EV231	Core	152.40	Inc.91.45	92.55	1.10	13.15
			130.75	150.35	19.60	0.837
			73.17	85.37	12.20	0.774
12EV232	RC	213.41	170.73	173.78	3.05	0.526
			198.17	201.22	3.05	0.825
			85.37	135.67	50.30	0.995
12EV233	RC	236.28	144.82	147.87	3.05	0.468
			153.96	185.98	32.02	1.136
			201.22	234.76	33.54	1.583
			68.60	79.27	10.67	0.629
12EV234	RC	213.41	144.82	149.39	4.57	0.986
			157.01	160.06	3.05	0.752
			178.35	184.45	6.10	0.970
12EV235	Core	162.50	34.85	108.80	73.95	1.569
			111.80	131.40	19.60	0.999
			24.40	26.75	2.35	0.608
			36.15	44.05	7.90	0.543
12EV236	Core	188.70	48.55	57.40	8.85	0.643
			59.70	104.95	45.25	1.514
			149.90	187.40	37.50	1.138
12EV237	Core	251.40	No Intervals
			13.35	34.10	20.75	0.715
			95.20	108.70	13.50	0.534
12EV238	Core	225.60	121.15	131.45	10.30	0.679
			134.45	143.95	9.50	0.879
			151.45	155.95	4.50	0.369
			192.25	199.75	7.50	0.772
12EV239	Core	159.80	No Intervals
			53.35	56.40	3.05	0.587
12EV240	RC	121.95	62.50	92.99	30.49	2.659
			Inc.65.55	67.07	1.52	13.55
			Inc.71.65	73.17	1.52	5.47
12EV241	RC	152.44	57.93	85.37	27.44	1.566
			Inc.76.22	77.74	1.52	5.470
			70.12	73.17	3.05	0.409
			106.71	109.76	3.05	0.381
12EV243	RC	213.41	117.38	120.43	3.05	0.403
			126.52	131.10	4.58	0.398
			152.44	172.26	19.82	1.261
			190.55	198.17	7.62	0.615
12EV245	Core	121.35	46.85	121.35	74.50	1.502
			Inc.96.35	97.85	1.50	5.98
12EV246	RC	160.06	28.96	32.01	3.05	1.040

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

12EV247	RC	121.95	32.01	38.11	6.10	0.990
			10.67	15.24	4.57	0.413
12EV249	RC	152.44	32.01	41.16	9.15	0.656
			73.17	77.74	4.57	0.625
			118.90	126.52	7.62	0.427
12EV250	RC	91.46	0.00	10.67	10.67	0.693
			18.29	22.87	4.58	0.604
12EV251	RC	152.44	48.78	54.88	6.10	0.404
			97.56	117.38	19.82	0.845
			13.72	19.82	6.10	0.566
12EV252	RC	91.46	25.91	32.01	6.10	0.698
			36.59	42.68	6.09	0.634
12EV253	RC	91.46	0.00	6.10	6.10	1.017
			57.93	73.17	15.24	0.732
12EV254	RC	141.77	80.79	88.41	7.62	0.318
			103.66	111.28	7.62	0.440
12EV255	RC	91.46	41.16	48.78	7.62	2.046
			51.83	54.88	3.05	0.611
12EV256	RC	121.95	0.00	3.05	3.05	0.701
			4.57	45.73	41.16	1.069
			0.00	10.67	10.67	0.475
			24.39	27.44	3.05	0.694
12EV257	RC	169.21	77.74	80.79	3.05	0.481
			85.37	89.94	4.57	0.464
			97.56	102.13	4.57	1.202
			135.67	138.72	3.05	0.379
12EV258	RC	152.44	13.72	18.29	4.57	0.630
			62.50	82.32	19.82	0.676
12EV260	RC	152.44	0.00	3.05	3.05	0.616
			12.20	18.29	6.09	0.753
12EV261	RC	152.44	No Intervals
			28.96	32.01	3.05	0.440
			45.73	86.89	41.16	1.280
12EV262	RC	138.72	Inc.82.32	83.84	1.52	5.98
			94.51	97.56	3.05	0.866
			100.61	105.18	4.57	0.819
			114.33	125.00	10.67	0.502
12EV263	RC	121.95	102.13	105.18	3.05	0.503
12EV264	RC	91.46	No Intervals
12EV265	RC	60.98	57.93	60.98	3.05	2.179
			32.01	35.06	3.05	5.120
			Inc.33.54	35.06	1.52	8.850
12EV266	RC	152.44	67.07	103.66	36.59	0.722
			114.33	125.00	10.67	1.100
			134.15	138.72	4.57	0.683
12EV267	RC	60.98	No Intervals
12EV268	RC	30.49	22.87	30.49	7.62	0.761
			38.11	41.16	3.05	0.841
12EV269	RC	121.95	71.65	89.94	18.29	1.152
			Inc.71.65	73.17	1.52	5.20
			92.99	99.09	6.10	0.458

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

			112.80	115.85	3.05	3.795
			Inc.114.33	115.85	1.52	5.63
			89.94	102.13	12.19	0.886
12EV270	RC	152.44	115.85	120.43	4.58	0.507
			125.00	129.57	4.57	0.517
			48.78	51.83	3.05	4.865
12EV271	RC	121.95	Inc.48.78	50.30	1.52	6.890
			88.41	92.99	4.58	0.614
12EV272	RC	167.68	149.39	157.01	7.62	0.400
			64.02	70.12	6.10	0.743
12EV273	RC	121.95	80.79	85.37	4.58	0.426
			99.09	102.13	3.04	0.930
12EV274	RC	60.98	No Intervals
12EV275	RC	152.44	No Intervals
12EV276	RC	60.98	51.83	59.45	7.62	0.716
			108.23	129.57	21.34	0.401
12EV277	RC	182.93	150.91	157.01	6.10	0.844
			160.06	167.68	7.62	0.978
12EV278	RC	182.93	163.11	166.16	3.05	0.424
12EV279	RC	137.20	No Intervals
12EV280	RC	152.44	71.65	74.70	3.05	0.482
			82.32	86.89	4.57	0.523
12EV281	RC	152.44	No Intervals
12EV283	RC	167.68	138.72	146.34	7.62	0.934
12EV284	RC	182.93	No Intervals
12EV285	RC	167.68	108.23	118.90	10.67	0.652
			135.67	143.29	7.62	0.474
12EV286	RC	121.95	No Intervals
12EV087	RC	80.79	No Intervals

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 5: East Estrella - Select Composite Intervals1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
			70.12	111.28	41.16	3.406
12SX062	RC	166.16	Inc.82.32	88.41	6.09	8.058
			Inc.102.13	109.76	7.63	5.062
			123.48	140.24	16.76	0.525
12SX063	CORE	107.25	51.35	75.80	24.45	2.316
			Inc.63.55	68.10	4.55	8.481
			19.82	25.91	6.09	0.737
12SX065	RC	182.93	74.70	80.79	6.09	2.306
			109.76	125.00	15.24	0.940
12SX066	RC	213.41	149.39	166.16	16.77	2.704
			192.07	198.17	6.10	1.129
12SX067	RC	182.93	No Intervals
			28.96	35.06	6.10	0.408
			67.07	71.65	4.58	1.160
12SX068	RC	182.93	91.46	97.56	6.10	1.386
			100.61	105.18	4.57	0.500
			120.43	123.48	3.05	0.922
			129.57	137.20	7.63	1.072
			13.72	16.77	3.05	0.454
12SX071	RC	182.93	39.63	44.21	4.58	0.557
			120.43	132.62	12.19	1.759
			153.96	161.59	7.63	1.581
12SX072	RC	106.71	0.00	9.15	9.15	0.640
			25.91	51.83	25.92	0.597
12SX073	RC	182.93	167.68	172.26	4.58	0.740
			1.52	13.72	12.20	0.748
12SX074	RC	106.71	22.87	67.07	44.20	0.908
			70.12	80.79	10.67	0.378
			94.51	99.09	4.58	0.450
			30.49	39.63	9.14	0.495
12SX075	RC	182.93	76.22	83.84	7.62	1.234
			114.33	121.95	7.62	1.343
			32.01	35.06	3.05	0.704
12SX076	RC	121.95	59.45	64.02	4.57	0.468
			67.07	89.94	22.87	0.886
			117.38	121.95	4.57	0.438
12SX078	RC	121.95	42.68	56.40	13.72	0.646
			22.87	27.44	4.57	0.431
12SX079	RC	182.93	65.55	86.89	21.34	4.660
			Inc.67.07	74.70	7.63	9.186
			115.85	128.05	12.20	1.356
			28.96	45.73	16.77	0.548
12SX080	RC	152.44	57.93	102.13	44.20	1.158
			106.71	111.28	4.57	0.845
			121.95	125.00	3.05	0.533
12SX082	RC	152.44	41.16	48.78	7.62	0.516
			68.60	76.22	7.62	0.591
12SX083	RC	152.44	25.91	45.73	19.82	1.148

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
			70.12	79.27	9.15	0.689
			94.51	111.28	16.77	1.373
			Inc.97.56	99.09	1.53	5.680
			60.98	70.12	9.14	0.828
12SX084	RC	121.95	74.70	82.32	7.62	0.460
			99.09	105.18	6.09	0.705
12SX085	RC	121.95	92.99	96.04	3.05	1.671
			39.63	56.40	16.77	0.693
12SX086	RC	121.95	79.27	82.32	3.05	1.280
			94.51	97.56	3.05	0.419
			44.21	47.26	3.05	1.418
12SX087	RC	121.95	68.60	88.41	19.81	1.920
			Inc.83.84	85.37	1.53	8.16
12SX088	RC	152.44	64.02	71.65	7.63	0.496
12SX090	RC	91.46	64.02	65.55	1.53	7.07

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 6: East Estrella - Select Silver Composite Intervals1

Include intervals at > 30 g/t Ag over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	SILVER (g/t)
12SX019	RC	121.95	42.68	50.30	7.62	79.78
12SX021	RC	163.11	134.15	137.20	3.05	111.80
12SX023	RC	152.44	54.88	59.45	4.57	41.70
			62.50	76.22	13.72	156.20
12SX024	RC	152.44	73.17	76.22	3.05	37.10
12SX025	RC	138.72	39.63	47.26	7.63	497.12
			47.26	50.30	3.04	38.15
12SX026	RC	182.93	73.17	76.22	3.05	31.00
			126.52	131.10	4.58	91.367
			166.16	169.21	3.05	87.25
			21.34	24.39	3.05	49.25
12SX027	RC	108.23	33.54	36.59	3.05	130
			68.60	71.65	3.05	751
12SX028	RC	121.95	21.34	24.39	3.05	79.60
12SX029	RC	102.13	62.50	67.07	4.57	136.30
12SX030	RC	91.46	16.77	22.87	6.10	65.00
			28.96	39.63	10.67	435.79
			16.77	18.29	1.52	242.00
12SX031	RC	76.22	24.39	27.44	3.05	53.55
			32.01	45.73	13.72	100.167
12SX032	RC	182.93	13.72	18.29	4.57	90.70
			92.99	97.56	4.57	39.33
12SX033	RC	182.93	13.72	16.77	3.05	95.50
			44.21	47.26	3.05	47.75
12SX035	RC	144.82	56.40	62.50	6.10	87.60
			96.04	99.09	3.05	43.15
			109.76	112.80	3.04	359.25
12SX038	RC	106.71	4.57	13.72	9.15	54.983
			13.72	18.29	4.57	46.367
12SX039	RC	121.95	33.54	47.26	13.72	137.344
			102.13	105.18	3.05	34.20
12SX040	RC	175.30	62.50	68.60	6.10	36.725
12SX041	RC	169.21	77.74	82.32	4.58	40.967
12SX042	RC	182.93	73.17	86.89	13.72	51.556
12SX043	RC	167.68	94.51	99.09	4.58	83.667
			138.72	144.82	6.10	106.30
12SX044	RC	167.68	82.32	92.99	10.67	117.743
12SX055	RC	102.13	16.77	19.82	3.05	50.65
12SX058	RC	121.95	6.10	19.82	13.72	122.267
12SX059	RC	121.95	7.62	10.67	3.05	46.10
12SX060	RC	198.17	89.94	92.99	3.05	61.95
12SX061	RC	182.93	32.01	38.11	6.10	32.325
12SX062	RC	166.16	74.70	97.56	22.86	50.947
			102.13	109.76	7.63	52.380
12SX063	Core	107.25	51.35	74.30	22.95	64.183
12SX065	RC	182.93	109.76	114.33	4.57	84.633
			120.43	123.48	3.05	35.05
12SX066	RC	213	150.91	158.54	7.63	45.92

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TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	SILVER (g/t)
12SX071	RC	182.93	120.43	128.05	7.62	38.94
12SX079	RC	182.93	67.07	79.27	12.20	66.663
			117.38	121.95	4.57	50.90
			74.70	80.79	6.09	38.975
12SX080	RC	152.44	83.84	86.89	3.05	36.20
			99.09	102.13	3.04	32.20
			25.91	28.96	3.05	33.45
12SX083	RC	152.44	32.01	36.59	4.58	33.067
			97.56	105.18	7.62	72.44
12SX087	RC	121.95	45.73	48.78	3.05	58.15
			83.84	86.89	3.05	95.95

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 2,140 metres*grams/tonne (2,140gmt)

Table 7: Çamyurt – Select Composite Intervals1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
		8.60	15.60	7.00	0.61
		23.10	26.10	3.00	0.235
12-CYD-55	Core	36.50	47.50	11.00	0.3
		204.30	214.00	9.70	0.36
		230.50	260.20	29.70	0.29
		267.70	282.70	15.00	0.259
		9.90	19.00	9.10	0.47
		29.00	36.70	7.70	0.278
		51.50	53.10	1.60	0.26
		71.50	206.70	131.00	0.747
12-CYD-56	Core	Inc.103.20	170.90	67.70	1.048
		228.00	232.50	4.50	1.203
		238.50	241.50	3.00	3.07
		247.10	254.70	7.60	0.748
		257.00	258.50	1.50	0.375
12-CYD-58	Core	95.20	107.00	11.80	0.783
		130.50	144.80	14.30	0.46
		3.10	12.60	9.50	1.38
		17.00	18.50	1.50	0.348
12-CYD-60	Core	29.00	30.50	1.50	0.37
		35.00	36.50	1.50	0.233
		39.50	42.50	3.00	0.806
		0.00	42.50	42.50	0.477
		46.20	66.30	20.10	0.421
12-CYD-57	Core	124.50	148.90	24.40	0.455
		153.60	217.20	65.10	1.124
		236.20	241.50	5.30	2.648
		262.90	269.30	6.40	0.341

23 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

		277.10	280.10	3.00	0.577
12-CYD-59	Core	10.70	12.90	2.20	0.441
		22.20	69.80	47.60	0.547
12-CYD-61	Core	7.50	12.00	4.50	0.658
12-CYD-62	Core	5.40	11.90	6.50	0.387
		35.00	36.70	1.70	0.316
12-CYD-63	Core	5.50	9.40	3.90	0.582
		42.50	92.00	49.70	2.213

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 8: Rock Pile – Select Composite Intervals – Core Drilling1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
		0.00	1.40	1.40	1.49
12-KD-180	Core	6.00	10.00	4.00	0.30
		16.20	19.00	2.80	0.48
12-KD-181	Core	0.00	4.50	4.50	0.23
		127.70	129.20	1.50	0.93
12-KD-182	Core	0.00	14.60	14.60	0.93
12-KD-183	Core	0.00	16.00	16.00	1.19
12-KD-184	Core	0.00	14.10	14.10	1.12
12-KD-187	Core	0.00	14.60	14.60	1.84
		12.50	24.60	12.10	0.31
12-KD-186	Core	38.70	40.60	1.90	0.56
		43.40	44.90	1.50	0.20
		46.50	48.00	1.50	0.24
12-KD-188	Core	0.00	1.30	1.30	0.74
		5.20	6.90	1.70	0.21
		9.80	16.80	7.00	0.20
		0.00	9.60	9.60	1.97
12-KD-189	Core	16.60	19.30	2.70	0.32
		58.30	59.80	1.50	0.32
12-KD-191	Core	6.00	15.20	9.20	0.63
		15.20	24.50	12.00	0.37
12-KD-193	Core	26.80	28.30	1.50	0.25
		94.50	97.50	3.00	0.31
		117.00	118.50	1.50	0.64
		17.40	23.50	6.10	0.36
12-KD-197	Core	32.00	36.50	4.50	0.25
		41.00	44.00	3.00	0.70
12-KD-199	Core	0.00	13.90	13.90	1.82

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Escondida - mined blocks (modeled)
Escondida - unmined blocks (modeled)
Exploration tunnels
N
Bench will be completed
next quarter

Figure 1: Escondida deposit, as of September 30, 2012

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TRADING SYMBOL: TSX:AGI

Figure 2: Mina Vieja portion of Main Mulatos Pit

27 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

N
12EV245: 1.50 g/t Au, 74.5 m
12EV235: 1.57 g/t Au, 74.0 m
12EV240: 2.66 g/t Au, 30.5 m
12EV236: 1.514 g/t Au, 45.3 m
12EV231: 1.56 g/t Au, 48.6 m

Figure 3: El Victor North highlighted drill results

28 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Mulatos Pit
N
12SX062: 3.4 g/t Au, 41.2 m
8.1 g/t Au, 6.1 m
12SX079: 9.2 g/t Au, 7.6 m
4.7 g/t Au, 21.6 m
12SX043: 2.1 g/t Au, 30.5 m
12SX023: 156 g/t Ag, 13.7 m
12SX025: 497 g/t Ag, 7.6 m
12SX027: 751 g/t Ag, 3.1 m
12SX030: 436 g/t Ag, 10.7 m

Figure 4: East Estrella highlighted drill results

29 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

N
Çamyurt Pit
12CYD56: 0.75 g/t Au, 131.0 m
1.05 g/t Au, 67.7 m
12CYD63: 2.21 g/t Au, 49.7 m
12CYD57: 1.12 g/t Au, 65.1 m
Legend
Highlighted drill hole collars
Mineral resource pit outline
250 m

Figure 5: Çamyurt highlighted drill results

30 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Kirazlı Pits
N
12KD199: 1.82 g/t Au, 13.9 m
12KD189: 1.97 g/t Au, 9.6 m
12KD187: 1.84 g/t Au, 14.6 m
12KD183: 1.19 g/t Au, 16.0 m
Rock Pile Target Area
Legend
Highlighted drill hole collars
Mineral resource pit outline
500 m

Figure 6: Rock Pile highlighted drill results

31 | ALAMOS GOLD INC